Brian L. MacNeal

Senior Vice President and

Chief Financial Officer

Phone:	(717) 396-4791

E-Mail: blmacneal@armstrongceilings.com

June 4, 2020

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-4631

Re:Armstrong World Industries, Inc.

Form 10-K for Fiscal Year Ended December 31, 2019

Filed February 25, 2020

File No. 1-02116

Dear Division of Corporation Finance:

We acknowledge receipt of your comment letter dated May 11, 2020.  For your convenience in reviewing our response, we have repeated each comment and presented our response thereto.

Form 10-K for Fiscal Year Ended December 31, 2019

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revision of Previously Issued Financial Statements, page 44

Comment

1.	We are continuing to evaluate your response to prior comment 1 and may have additional comments.

Armstrong Response

We acknowledge your continuing review of our response to prior comment 1.

Armstrong World Industries
2500 Columbia Avenue, Lancaster, PA 17603

717.397.0611 | www.armstrongceilings.com

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Item 9A – Controls and Procedures, page 87

Comment

2.

We note from your response to prior comment 1 that you identified an error in the calculation of the loss on disposal of discontinued operations recorded in the year ended December 31, 2017. Please address the following with regard to your internal control over financial reporting (ICFR) and disclosure controls and procedures (DCP):

•

Explain to us how the error was discovered, and by whom. Include in your response further details on the nature of the error and the reason(s) for the impact on each financial statement line item affected.

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To the extent that you determined there were control deficiencies that lead to the incorrect accounting for the noted transaction, describe in reasonable detail the control(s) that failed and how you evaluated the severity of each identified control failure for each period it existed. Refer to the guidance for evaluation of control deficiencies beginning on page 34 of SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.”  Include in your analysis a description of the maximum potential amount or total amount of transactions exposed to the deficiency and explain how you made that determination.

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Tell us whether you evaluated if there were any deficiencies in your monitoring or risk assessment controls and processes as a result of the identified transaction, and if so, how you evaluated the severity of those deficiencies.

•

Tell us of any changes or improvements in your internal controls over financial reporting you made or plan to make as a result of your detection of the incorrect accounting for this transaction including the timing of such changes.

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Please tell us how you considered any identified controls deficiencies in your assessments of the effectiveness of DCP and ICFR in your Form 10-K for the year ended December 31, 2017 and for subsequent applicable periodic reports.

Armstrong Response

When AWI discovered the error in the second quarter of 2019, we conducted an assessment of our applicable ICFR and DCP.   As required, management considered whether there was a reasonable possibility that our ICFR failed to prevent or detect a material misstatement of the financial statement amount or disclosure; and the magnitude of the potential misstatement resulting from the deficiency.

Management utilized a six-step process to identify and evaluate the internal control deficiency.  Considerations related to each step in that process are documented below.

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1.Describe the control deficiency

As a result of the assessment that the international businesses to be sold to Knauf International GmbH (“Knauf”) met the Held for Sale criteria in the fourth quarter of 2017, the Company established a process to measure the write-down of fair value less cost to sell in accordance with ASC 360-10 guidance. The calculation file and the correlation to accounting guidance in ASC 360 was outlined based on inspection of the Share Purchase Agreement and the definition of aggregate consideration.  A mathematical formula was established to calculate the fair value less cost to sell, which was compared to the net book value of the underlying businesses.   An excerpt from the Share Purchase Agreement below describes the aggregate consideration:

“The aggregate consideration for the sale and purchase of the Sale Shares shall be an amount equal to: (a) $330,000,000.00 ($three hundred and thirty million); (b) plus the aggregate of Cash; (c) less the aggregate of Debt; (d) less any shortfall or plus any surplus in Net Working Capital”

The mathematical formula established by the Company to calculate fair value included the $330 million of cash consideration and the inclusion/exclusion of certain other consideration adjustments, per the Share Purchase Agreement; however, appropriate analysis was not performed for the debt adjustment.

The gain/loss on sale calculation was designed to compute and update the estimated gain/loss on sale for each quarterly fiscal period until the actual sale was completed.  The Company updated the estimated gain/loss on sale each quarter since the agreement was signed in the fourth quarter of 2017.

The gain/loss on sale calculation was designed by the control owner in the fourth quarter of 2017 in connection with the signing of the Share Purchase Agreement.  The initial purchase price of $330 million (which was paid by Knauf in July 2018 even though the sale was not completed until September 2019) was included but the Consideration adjustments for certain amounts that were included in the definition of debt per the Share Purchase Agreement were not included in the gain/loss calculation designed in the fourth quarter of 2017.

The terms of the Share Purchase Agreement, including consideration of debt related items, were understood by the Company and specifically considered when communicating forecasted net cash to be received from the sale transaction both internally (including with the Board of Directors) and externally with investors.  However, the expected adjustments to Consideration due to debt related items were inappropriately excluded from the gain/loss on sale calculation for the held-for-sale asset group.  The inclusion of the aggregate accrued funding deficit and other debt items in the initial expected loss calculation would have increased the expected loss recorded by the Company in the fourth quarter of 2017 by $35.1 million (from $74.0 million to $109.1 million.)  Subsequent changes to the funded status of those plans and other debt items during 2018 would have resulted in the expected loss being increased by less than $0.1 million.

There were two separate controls related to the process to calculate the gain/loss on sale.  First, a spreadsheet to calculate the expected loss was developed and a control implemented to review the

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calculation.  Second, the data input into the developed loss calculation was reviewed and reconciled for accuracy.

Subsequent to the fourth quarter of 2017, we continued to use the same mathematical formula to calculate the cumulative expected loss, and incremental adjustments, for each quarter.  We established quarterly controls to monitor the need for changes to the mathematical formula as a result of amendments or changes to the Share Purchase Agreement and changes to the inputs (assumptions and net assets of the discontinued operations); however, the quarterly control was not designed effectively, as it did not require the control operator to determine the appropriateness and accuracy of the calculation.

The controls that failed were:

•	Review of the spreadsheet created to calculate the expected loss, including reconciliation of the agreement to the formula (one time control that occurred during the fourth quarter of 2017); and

•

Reconciliation of inputs into the expected loss calculation to supporting documentation to ensure accuracy of the resulting loss on disposal amount (quarterly control beginning in the fourth quarter of 2017 and each subsequent quarter).

The controls were designed to be responsive to the following process risk point:

Incomplete or inaccurate determination of expected loss on sale due to: (1) incomplete assessment of accounting guidance related to items to be included in / excluded from the calculation; (2) inaccurate amounts being utilized in the calculation; (3) inaccurate assessment of fair value less cost to sell; and/or (4) mathematical errors in the calculation.

Had the initial control regarding the setup of the calculation been properly designed and performed, the gain/loss on sale calculation would have included certain amounts that were included in the definition of debt per the Share Purchase Agreement as a component of Consideration in each quarterly update.

The control deficiency was remediated in the second quarter of 2019 when an employee prepared the gain/loss calculation including the definition of debt per the Share Purchase Agreement, and this revised gain/loss calculation was reviewed for completeness to verify that the amounts included in the definition of debt were correctly included.

2.Perform a root cause analysis

The initial control performed in the fourth quarter of 2017, prior to inputting amounts and performing the calculation, was not designed effectively as it did not include a reconciliation to the provisions of the Share Purchase Agreement, which resulted in debt related items not properly included in the definition of Consideration until the second quarter of 2019.  As described above, the control owner did not properly define Consideration in the initial estimated gain/loss on sale calculation. Beginning in the fourth quarter of 2017, the control over reconciliation of inputs into the expected loss calculation to supporting documentation to ensure accuracy of the resulting loss on disposal amount was not designed effectively as it relied on an incorrect calculation.

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Management performed a root cause analysis to determine if there was further root cause to the deficiency beyond the controls not operating:

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The deficiency in reviewing the design of the loss calculation was the result of a lack of complete reconciliation of the definition of consideration from the Share Purchase Agreement to the components utilized in the Company’s expected loss calculation.

•

The calculation of the loss as of December 31, 2017 and each subsequent quarter utilized the same mathematical formula.  The Company established quarterly controls to monitor the need for changes to the mathematical formula as a result of amendments or changes to the Share Purchase Agreement and changes to the inputs (assumptions and net assets of the discontinued operations); however, the quarterly control was not designed effectively, as it did not require the control operator to reconcile consideration, as defined in the Share Purchase Agreement, to the fair value amount utilized in the mathematical formula to calculate the expected loss from disposal.

Based on the above, it was determined that COSO Principle 6 - “The organization specifies objectives with sufficient clarity to enable the identification and assessment of risks relating to objectives”, was also a root cause as the controls over the actual calculation of the loss were not designed effectively as the risk related to having an complete loss calculation was not identified.

The error in the loss on sale calculation was identified by the Vice President Controller in the second quarter of 2019. Due to the impending closure of the transaction, the Company began preparing for closing account procedures, including the possibility of engaging foreign actuaries to perform interim valuations for the four pension plans, which comprised the largest of the debt adjustments per the Share Purchase agreement. The Vice President Controller was directly involved in the planning and discussions in preparation of closure, at which time he realized that the impact of the aggregate accrued funding deficit and other debt related items had not been included in the calculation of fair value (net proceeds) for purposes of estimating the loss on sale.

3.Determine whether the control deficiency is indicative of other deficiencies

The control deficiencies relate to errors made in reviewing the loss calculation and ineffective design of the loss on disposal calculation.  This divestiture of businesses/operations was identified as a significant unusual transaction. We have not divested any other businesses or announced any other business divestitures since 2017 that would require an estimated gain/loss calculation to be performed.  The omission of the unfunded pension obligations and other items within the definition of debt per the Share Purchase Agreement was not considered indicative of an inability to perform other controls effectively. Additionally, although the risk assessment missed the need to revisit the loss calculation, it was a recurring calculation that was insignificant after the initial loss calculation and was not considered indicative of a broader issue.

The control deficiency was limited to a specific part (definition of Consideration) of a unique transaction. For the fiscal year ended December 31, 2017, the control deficiency impacted the discontinued operations portion of our income statement, assets of discontinued businesses and retained earnings.  For subsequent periods, the control deficiency impacted only assets of discontinued businesses and retained earnings as well as the accounts payable and accrued expense footnote beginning in the period ended September 30, 2018.   All other internal controls

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involving Discontinued Operations were designed and operated effectively. Therefore, this control deficiency is not indicative of any other ICFR or DCP control deficiencies.

We considered whether the root cause of the error related to COSO Principle 4 – “The organization demonstrates a commitment to attract, develop, and retain competent individuals in alignment with objectives”, and do not believe that the control operator did not have the requisite experience or knowledge but the control was not designed effectively as it did not include the requirement to verify the underlying calculation.

4.Evaluate the severity of the deficiency by considering the magnitude and likelihood of the potential misstatement

Please see our response contained in our prior comment 1 for the qualitative and quantitative factors evaluated in our evaluation of the magnitude of the error.

A financial statement error resulted from this control deficiency as noted below for the respective periods:

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The actual known error as of December 31, 2017 resulted in a $35.1 million overstatement of assets held for sale (understatement of a non-cash impairment) and an understatement of the loss on sale of discontinued operations;

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The actual known error increased during 2018 by less than $0.1 million, resulting in a balance sheet error of $35.2 million overstatement of assets held for sale (understatement of a non-cash impairment) and a $35.2 million overstatement of retained earnings;

•	The actual known error at the time the error was identified in the second quarter of 2019 was $34.4 million.

Based on the above actual figures, there was minimal change to the items defined as Debt in the Share Purchase Agreement that were excluded from the estimated loss on sale calculation. The international businesses sold to Knauf did not have any third part debt so the potential magnitude for Debt misstatement was primarily driven by the following balances defined as Debt in the Share Purchase Agreement:

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Aggregated Accrued Funding Deficit – Unfunded pension plans in four countries comprised a liability balance of $35.4 million at December 31, 2017, $34.5 million at December 31, 2018 and $35.1 million at June 30, 2019.  Approximately 85% of this balance related to a pension plan in Germany with the remainder related to plans in Austria, France and Switzerland, all of which have had minimal changes to the inputs/assumptions and underlying valuation of those obligations.

o	The change in these obligations during 2018 was a $0.9 million decrease to the obligation, with an incremental $0.2 million decrease to the obligation during the three months ended March 31, 2019.
o

The deficit had minimal changes since the fourth quarter of 2017 (as noted above), due to the characteristics of those plans and the stability of exchange rates utilized to translate the obligation balances for reporting purposes.

o

The German defined benefit plan was closed to new participants in 2013, and covered approximately 400 employees, with about 200 active participants.  Annual changes to the discount rate during 2018 and 2019 have not exceeded +/- 100 basis

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points.  Service cost and interest cost combined have historically been less than $2 million. A material change in the balance during this period would be unlikely, particularly given the stable environment and industry factors.

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Income Taxes Receivable/Payable – Income tax prepayments and receivables net down the exposure of the other debt items. The international entities included in the sale were in an overall net tax receivable position each period ($1.8 million at December 31, 2017, $0.5 million at December 31, 2018, $2.7 million at March 31, 2019 and $2.5 million at June 30, 2019.) Most of the international entities sold in the transaction were in tax loss positions and had large Net Operating Losses, and as such did have a current income tax payable.  There were four legal entities (United Kingdom, India, Russia and Australia) that historically had taxable income that could have resulted in a tax payable, however the Company’s practice was to make estimated tax payments on a quarterly basis in all tax jurisdictions to minimize the possibility of a tax payable at year-end.  Total tax expense for all entities in discontinued operations was $4.7 million at December 31, 2017, $6.3 million at December 31, 2018 and $2.8 million at June 30, 2019.  Current tax expense in those same periods was $5.2 million, $5.0 million, and $2.7 million, respectively.  Those four entities make up 100%, 95% and 96% of current tax expense for each respective period with United Kingdom and India comprising the vast majority of those percentages.  Estimated tax payments made during the year for these four entities totaled $5.6 million in 2017 and $4.5 million in 2018, which was slightly lower than current tax expense as overpayments from historical years were used to offset a portion of the current year liabilities.

The volume of significant transactions exposed to the internal control deficiency was limited to the single instance identified, as this was a significant unusual transaction and the only disposal activity since this control was executed.

Given the facts above, the actual error approximated the maximum error that could have occurred. Although the error resulting from the control deficiency and the potential magnitude was not insignificant, we considered the materiality of the error based on a combination of the quantitative and the qualitative factors as neither should be considered in isolation as discussed in our previous response.  We also considered the fact that the actual error approximated the potential error in that there was no reasonable expectation of a change of any reasonable magnitude in the components of the debt definition.

5.Identify relevant compensating controls and conclude on the severity

There were no relevant compensating controls that would specifically address the identified process risk points.

Severity Conclusion

A significant deficiency is a deficiency, or a combination of deficiencies, in ICFR, that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

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A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Indicators of material weaknesses in internal control over financial reporting include:

•	Identification of fraud, whether or not material, on the part of senior management
•	Restatement of previously issued financial statements to reflect the correction of a material misstatement
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Identification by the auditor of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the company's internal control over financial reporting; and

•	Ineffective oversight of the company's external financial reporting and internal control over financial reporting by the company's audit committee.

Management evaluated each of the indicators and concluded that none of the indicators existed.  Given the absence of any of these indicators combined with the financial statement immateriality conclusion (contained in our previous comment letter response dated April 15, 2020), the unique nature of the disposal activity and lack of an indication of other ICFR deficiencies, management determined that the internal control deficiency was a Significant Deficiency and not a Material Weakness.

We also discussed this conclusion with external SEC counsel, our independent auditors and the Audit Committee of our Board of Directors, each of which supported management’s conclusions.

6.Aggregate similar deficiencies and evaluate the aggregated deficiencies for severity

There were no internal control deficiencies identified similar to the deficiency noted in this memo, no other deficiencies related to the accounting and reporting process for Held for Sale and Discontinued Operations, nor any with the same control owner or similar root causes.  Therefore no aggregation was necessary.

If you have any questions or would like further clarification, please feel free to contact Steve McNamara at (717) 396-3420 or me at (717) 396-4791.

Sincerely, /s/ Brian L. MacNeal
Brian L. MacNeal
Senior Vice President and Chief Financial Officer